EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form F-4 to be filed on or about February 4, 2008 by AngloGold Ashanti Limited of our report dated June 25, 2007, with respect to the balance sheet of Société d’Exploitation des Mines d’Or de Yatela S.A. as of December 31, 2006, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2006, Annual Report on Form 20-F of AngloGold Ashanti Limited and to the reference to our firm under the heading “Experts” in the prospectus.
KPMG Inc.
Johannesburg
South Africa
February 4, 2008